UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Borderfree, Inc.

(Name of Subject Company)

Borderfree, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09970L100

(CUSIP Number of Class of Securities)

Michael A. DeSimone

Chief Executive Officer

Borderfree, Inc.

292 Madison Avenue, 5th Floor

New York, New York 10017

(212) 299-3500

With copies to:

Mark J. Macenka

Joseph C. Theis, Jr.

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Borderfree, Inc., a Delaware corporation (“Borderfree”). The Schedule 14D-9 relates to the tender offer by BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pitney Bowes International Holdings, Inc. (“PBIH”), a Delaware corporation and a subsidiary of Pitney Bowes Inc., a Delaware corporation (“Parent” and together with Purchaser and PBIH, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $14.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on May 12, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of Borderfree—Overview—Effect of the Offer and the Merger Agreement on Shares and Equity Awards—Summary of Share and Equity Award Payments” is hereby amended and supplemented by (1) replacing the second sentence of the first paragraph under such heading with the following:

As of May 4, 2015, the executive officers and directors of Borderfree beneficially owned, in the aggregate, 20,591,700 Shares (which, for clarity, includes shares of capital stock of Borderfree issuable upon the exercise of Options (whether or not they are In-the-Money Options, and whether or not they are vested and exercisable) or settlement of RSUs).

and (2) replacing the approximate amount of the payment that Ofer Timor is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement as set forth in the table under such heading with the following:

Name	Number of Shares(1)		Cash Consideration for Shares ($)	Number of Shares Subject to In-the-Money Options	Cash Consideration for In-the- Money Options ($)	Number of RSUs	Cash Consideration for RSUs (S)
Ofer Timor	3,155,952	(7)	44,183,328	—	—	—	—

(7)	Consists of (a) 1,065 shares held by Mr. Timor and (b)(i) 2,552,523 shares held by Delta Fund I, L.P., (ii) 154,650 shares held by Poalim Delta Fund, L.P., (iii) 138,412 shares held by Delta Fund I (Israel), L.P. and (iv) 309,302 shares held by Gmulot Delta Fund, L.P. The shares held by Delta Fund I, L.P., Poalim Delta Fund, L.P., Delta Fund I (Israel), L.P. and Gmulot Delta Fund, L.P. (collectively, the “Delta Fund Shares”) may be deemed to be beneficially owned by (i) Delta Ventures Ltd., the general partner of each of Poalim Delta Fund L.P., Delta Fund I (Israel), L.P. and Gmulot Delta Fund, L.P., and (ii) Delta Ventures (Cayman) Ltd., the general partner of Delta Fund I, L.P. (or Delta Ventures Ltd., together with Delta Ventures (Cayman) Ltd., or Delta Ventures). Delta Ventures is managed, directly or indirectly, by the following individuals: Ben Harel, Mark Chais and Ofer Timor (Borderfree’s director), none of whom has sole voting or investment power of the Delta Fund Shares and each of whom has shared voting and investment power of such shares.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the third and fourth paragraphs set forth under the heading “Regulatory Approvals—Antitrust” with the following:

Parent and Borderfree filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on May 11, 2015, and May 12, 2015, respectively, for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire on May 26, 2015, was terminated early, effective May 18, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BORDERFREE, INC.

Dated: May 19, 2015	By:	/s/ Michael A. DeSimone
	Name:	Michael A. DeSimone
	Title:	Chief Executive Officer

3